Law Offices Of
Keller Rohrback l.l.p.

Laurie B. Ashton À Ä Í ‘{
Ian S. Birk
James A. Bloom À Ï {
Stephen R. Boatwright À Ï {
Karen E. Boxx {
Gretchen Freeman Cappio
Jason P. Chukas
T. David Copley Â
Alicia M. Corbett À Ï {
Claire Cordon{
Shane P. Cramer Â
Rob J. Crichton Ê
Chloethiel W. DeWeese
Maureen M. Falecki Ã
Juli Farris Ã Í
Raymond J. Farrow
Eric J. Fierro À Ï {
Glen P. Garrison Å

Laura R. Gerber
Gary A. Gotto À Ï {
Mark A. Griffin
Gary D. Greenwald À Ì Ï {
Amy N.L. Hanson Î
Irene M. Hecht
Scott C. Henderson
Amy E. Hughes
Sarah H. Kimberly
Ron Kilgard À  Í Ï {
David J. Ko
Benjamin J. Lantz
Heidi Lantz
Cari Campen Laufenberg
Elizabeth A. Leland
Tana Lin Æ È Í
Derek W. Loeser
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Gretchen S. Obrist
Robert S. Over Ç Í
Amy Phillips
Lorraine Lewis Phillips
David S. Preminger É Ï
Erin M. Riley Î
Isaac Ruiz
David J. Russell
Mark D. Samson À Í Ï {
Lynn Lincoln Sarko  Í Î
William C. Smart
Thomas A. Sterken
Karin B. Swope
Havila C. Unrein
Laurence R. Weatherly
Margaret E. Wetherald Ë
Amy Williams-Derry
Michael Woerner

Benson D. Wong
Diana M. Zottman

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Á admitted in california
Â also admitted in arizona
Ã also admitted in california
Ä also admitted in colorado
Å also admitted in idaho
Æ also admitted in illinois
Ç also admitted in maryland
È also admitted in michigan
É admitted in new york
Ê also admitted in new york
Ë also admitted in oregon
Ì also admitted in ohio
Í also admitted in washington, d.c
Î also admitted in wisconsin
Ï not admitted in washington
{ of counsel

October 27, 2009

VIA EDGAR & FAX

Ms. Maryse Mills-Apenteng
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, DC  20549

Re:	Vivid Learning Systems Inc.
Schedule 13e-3
File No. 005-83074
Filed August 7 and October 5, 2009

Schedule 13D
Filed by Robert L. Ferguson on August 31, 2007
File 005-83074

Schedule 13D
Filed by William N. Lampson on August 16, 2007
File 005-83074

Dear Ms. Mills-Apenteng:

In reply to the Staff’s comment letter of October 22, 2009, we submit the following responses. Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of Amendment No. 2 to the Schedule 13e-3 (the “Schedule”).

■  Keller Rohrback L.L.P.   1201 Third Avenue, Suite 3200, Seattle, Washington 98101-3052, Telephone: (206) 623-1900, Fax: (206) 623-3384  ■
Keller Rohrback L.L.P.   770 Broadway, 2nd Floor, New York, New York 10003, Telephone:  (646) 495-6198, Fax: (646) 495-6197
Keller Rohrback P.L.C.   3101 North Central Avenue, Suite 1400, Phoenix, Arizona 85012, Telephone:  (602) 248-0088, Fax : (602) 248-2822
www. KellerRohrback.com

Ms. Maryse Mills-Apenteng	Keller Rohrback l.l.p.
October 27, 2009

General

1.
We refer you to your letter dated October 19, 2009. Per our request, you have provided an analysis explaining why you believe the company is in compliance with Exchange Act Rule 13e-3(f)(1). The analysis highlights in part, that language regarding the federal securities law's dissemination requirements is now explicitly referenced in the amended Articles of Amendment filed by the company. Please supplement your analysis and clarify in your disclosure whether the amended article provisions, which in practice serve to postpone payment to shareholders entitled to receive payment beyond the effective date of the Articles of Amendment, is deemed acceptable under applicable state law requirements. Alternatively, please disclose whether there is a possibility that the amended articles could be subject to legal challenge for failure to properly comply with any relevant provisions under state law governing the timing within which action taken by the board is to be implemented.

Response:        The Company’s filing of the Articles of Amendment necessary to effect the reverse/forward split transaction with the Secretary of State of Washington on October 14, 2009, prior to the mailing of the completed Information Statement to its shareholders and the cashout of fractional shares, is entirely consistent with the provisions of the Washington Business Corporation Act. The relevant provisions of the Washington Business Corporation Act were described and set forth in our letter of October 19, 2009 to the Commission, and in our letter of October 5, 2009, responding to comments 1 and 8.

The provisions of the Washington Business Corporation Act apply not only to publicly-held companies, but also privately-held companies, and therefore, operate independently of the disclosure, reporting, timing and other requirements of the federal securities laws, including the Securities and Exchange Act of 1934.

Neither RCW 23B.10.020 of the Act, which authorizes the Company’s board of directors to adopt the Articles of Amendment providing for the reverse/forward stock split transaction and cash out of fractional shares, without requiring shareholder vote or approval, nor RCW 23B.13.020, which provides statutory dissenters’ and appraisal rights to those shareholders who will be cashed out in a reverse split, include any specified requirements for the timing of the cashout after the filing of the articles of amendment or the effective date of the transaction. The boards of directors of corporations have broad discretion, under the corporate laws of most states, including Washington, to determine the terms and conditions of stock repurchases and similar transactions, including the payment terms and record date for payments. See RCW 23B.07.070. Moreover, it is common practice in mergers and many other corporate transactions, public and private, for the exchange of shares or payment of cash or other consideration to occur after the effective date of the transaction under corporate law.

Ms. Maryse Mills-Apenteng	Keller Rohrback l.l.p.
October 27, 2009

RCW 23B.13.250 requires the Company to pay for the fractional shares of any shareholders who properly exercise their statutory dissenters’ and appraisal rights, within 30 days after the later of the effective date of the proposed corporate action, or the date that payment demand is received, the amount the Company estimates to be the fair value of the shareholders’ shares, plus accrued interest. The full text of Ch. 23B.13 of the Revised Code of Washington is set forth in Annex B.

Therefore, all Washington state corporate law requirements are being met by the Company, and there is, in our opinion, no basis for any legal challenge by shareholders of the Articles of Amendment for failure to properly comply with any relevant provisions under state corporate law governing the timing within which action taken by the Board of Directors is to be implemented.

The Schedule has been revised accordingly (see Item 4, “Terms of the Transaction,” at page 26).

Item 6. Purposes of the Transaction and Plans and Proposals, page 27

2.
We note your revised disclosure in response to prior comment 18, though it remains unclear, for instance, what generated the November 18, 2008 memorandum on reducing the costs associated with being a public company that was considered by the board in February 2009. Additionally, given that the factors you list as contributing to the decision to take the company private appear to have existed for several years since the enactment of the Sarbanes-Oxley Act, please further clarify why you seek to undertake the going private transaction at this time as opposed to other times in the company’s operating history. See Item 1013(c) of Regulation M-A.

Response:      The Schedule has been revised accordingly (see page 13).

Item 9. Reports, Opinions, Appraisals and Negotiations, page 30

3.
We note your response to prior comments 4 and 22 and are unable to concur with your view that the valuation report may be omitted. As the valuation report relates to the fairness of the consideration to be offered to the security holders being cashed out, it is considered material to your Rule 13e-3 transaction pursuant to Item 1015(a) and must be filed as an exhibit to the Schedule pursuant to Item 1016(c) of Regulation M-A, the contractual agreement between you and the consultant notwithstanding. Accordingly, please file the report(s) required. Furthermore, pursuant to Item 1015(b)(1) of Regulation M-A, revise to identify the party that provided the report. For further guidance, see Question 117.06 of Compliance and Disclosure Interpretations Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations at http://vvww.sec.gov/divisions/corpfiniauidance/13e-3-interps.htm.

Ms. Maryse Mills-Apenteng	Keller Rohrback l.l.p.
October 27, 2009

Response:        The Schedule has been revised accordingly (see pages 16 to 19, and Annex G).

If you have any questions or to request further information, please contact the undersigned at (206) 224-7585 (direct dial) or by email at tsterken@KellerRohrback.com.

Sincerely,

/s/ Thomas A. Sterken

Thomas A. Sterken

TAS:sjm
Encs.:   Marked copy of Amendment No. 2

cc (w/encs.):	Ryan Houseal, Staff Attorney
Melissa Duru, Special Counsel, Office of Mergers and Acquisitions
Matthew J. Hammer
Sandra I. Muller